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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

Form 10-QSB                                           SEC FILE NUMBER
For the quarterly period ended March 31, 1999         0-12969

PART I

Full name of Registrant
TOUCHSTONE SOFTWARE CORPORATION

Address of Principal Executive Office (Street and Number)
1538 TURNPIKE STREET

City, State and Zip Code
NORTH ANDOVER, MASSACHUSETTS   01845

PART 11 - RULES 12b-25(b) AND (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

During the first three months of the Company's 1999 fiscal year, it consummated the acquisition of Unicore Software, Inc. As part of the acquisition process, the Company changed its management team, consolidated the operations of two companies and begun the process of relocating operations from California to Massachusetts. These activities have caused a strain on the Company's ability to gather the information to include in the Form 1O-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

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Calvin G. Leong                714.374.0192

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                               [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [_] No


                        TOUCHSTONE SOFTWARE CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 1999                     By:  /s/  Calvin G. Leong
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                                            Calvin G. Leong
                                            Chief Financial Officer

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